UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park 3 Hasapir Street, Building 3, PO Box 370 Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

XTLbio has initiated the Phase 1a clinical trial of XTL-6865 for the treatment of hepatitis C

Rehovot, Israel, 29 September 2005 - XTL Biopharmaceuticals Ltd (“XTLbio”) (LSE: XTL; NASDAQ: XTLB) today announced that it has initiated the Phase1a clinical trial of XTL-6865 for the treatment of hepatitis C (“HCV”). This trial is being conducted under an investigational new drug application (“IND”), filed with the Food and Drug Administration (“FDA”) in April this year. The trial is a multi-center trial and will be conducted in the US and Israel.

XTL-6865 is being developed to prevent HCV re-infection following a liver transplant and for the treatment of chronic HCV disease. XTL-6865 is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials and provided preliminary evidence of anti-viral activity in humans.

Michael Weiss, XTLbio’s Chairman, commented:

“Earlier this year, we set the initiation of clinical trials with XTL-6865 as a significant corporate milestone for 2005. We are very pleased to have accomplished this milestone, and look forward to the further advancement of this important product in our HCV portfolio”

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
XTL Biopharmaceuticals Ltd. (XTLbio) is a biopharmaceutical company developing drugs against hepatitis. Established in 1993, XTLbio became a public company in 2000 and its ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange under the symbol XTL and on the Tel Aviv Stock Exchange, Israel, and ADR’s, representing 10 ordinary shares each, are traded on The NASDAQ Stock Market under the symbol XTLB.

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our securities, are the following: the results of prior trails with XTL-686are not necessarily indicative of the results we may have in the Phase 1a and 1b trials; and other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 29, 2005	By:	/s/ Jonathan Burgin

Jonathan Burgin Chief Financial Officer